June 11, 2010

Robert Greenberg, Chief Executive Officer
Skechers USA, Inc.
228 Manhattan Beach Boulevard
Manhattan Beach, CA 90266

RE: Skechers USA, Inc.
        Part III of Form 10-K for Fiscal Year Ended December 31, 2009
        Incorporated by Reference from Schedule 14A filed April 30, 2010.
        File No.: 1-14429

Dear Mr. Greenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Incentive Compensation, page 11

1. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive compensation. Please disclose in future filings the specific performance targets used to determine incentive amounts, or provide a supplemental analysis in your response letter as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

Compensation Committee, page 7

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Robert Greenberg, Chief Executive Officer
   Via facsimile to 1-310-376-5650